FOR IMMEDIATE RELEASE

Formula Systems Reports Strong First Quarter 2004 Results

Herzliya, Israel – May 30, 2004 – Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the first quarter ending March 31, 2004.

Revenues for the first quarter ended March 31, 2004 were $109.1 million, an increase of 24% from $87.7 million in the comparable quarter of 2003. In the first quarter of 2004 Formula acquired 59% of Formula Vision Technologies (F.V.T) ordinary shares by way of private placement and has begun to consolidate Formula Vision’s results.

Net income in the first quarter of 2004 totaled $2.6 million or $0.24 per share as compared to a net loss of $1.0 million or ($0.1) per share in the first quarter of 2003.

“I am encouraged by our achievements in the first quarter, said Gad Goldstein, President of Formula. “Our aggregate revenues in this quarter, including consolidated companies and companies on which we have material influence, reached approximately $123 million. We believe that during 2004 we will pass the significant milestone of 0.5 billion dollars in aggregate revenues.

Improvement in the results of all of our major subsidiaries contributed to the significant increase in all of our consolidated operating parameters, as compared to the first quarter of 2003.”

Mr. Goldstein added: “The Company and some of our subsidiaries have raised over $15 million during the first quarter of 2004 by selling shares, private placements and issuance of convertible debentures, thus continuing the trend that started in the fourth quarter of 2003 to improve the liquidity and capital resources in the Formula Group. During the coming year we expect additional transactions that will further enhance the Group’s liquidity and capital resources”.

Mr. Goldstein concluded: “I believe that the combination of improvement in the operating results of our core companies together with value enhancement activities carried out by Formula Vision in its holdings, are a solid starting point for a good year.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

March 31, 2004	December 31, 2003
U.S. $
(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	90,374	93,456
Short-term investments	28,791	8,773
Trade receivables	104,703	93,298
Other accounts receivable	22,550	17,997
Inventories	4,867	2,635

	251,285	216,159

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	13,233	3,308
Investments in affiliates	21,586	3,373

	34,819	6,681

DEBENTURES	-	80,246

SEVERANCE PAY FUND	10,308	11,113

FIXED ASSETS, NET	28,793	25,756

OTHER ASSETS, NET	252,906	188,960

	578,111	528,915

CURRENT LIABILITIES:
Credit from banks and others	81,998	67,723
Trade payables	37,840	31,328
Other accounts payable	78,262	70,113
Customer advances, net of work in progress	3,627	-

	201,727	169,164

LONG-TERM LIABILITIES:
Debentures	59,124	65,143
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	911	942
Customer advances	1,960	2,312
Liabilities to banks and others	30,353	22,960
Liability due to activity acquisition	2,114	2,149
Accrued severance pay	17,232	15,630
Unrealized gain	6,294	4,459

	119,959	115,566

MINORITY INTEREST	81,305	68,181

SHAREHOLDERS’ EQUITY	175,120	176,004

	578,111	528,915

FORMULA SYSTEMS (1985) LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31,
2004	2003
U.S. $
(in thousands, except per share data)

Revenues	109,087	87,722
Cost of revenues	67,989	56,958
	______	______
Gross profit	41,098	30,764
Research and development costs, net	6,441	4,672
Selling, general and administrative expenses	30,378	26,014
Depreciation and amortization	1,484	1,099
	______	______
Operating income (loss)	2,795	(1,021)
Financial expenses, net	(2,738)	(539)
	______	______
	57	(1,560)
Other income (expenses), net	(368)	486
Gain on realization of investments	3,965	392
	______	______
Income (loss) before taxes on income	3,654	(682)
Taxes on income	948	693
	______	______
	2,706	(1,375)
Company’s equity in results of affiliates, net	(989)	(176)
Minority interest, net	922	527
	______	______
Net income (loss)	2,639	(1,024)
	______	______
	______	______

Earnings per share - basic and fully-diluted:
Net earnings (loss)	0.24	(0.1)
	______	______
	______	______